# FORM 6 - K



## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**Report of Foreign Private Issuer**
**Pursuant to Rule 13a - 16 or 15d - 16 of**
**the Securities Exchange Act of 1934**

PE

As of July 18th, 2002

**TUBES OF STEEL OF MEXICO, S.A.**
(Translation of Registrant's name into English)

**TUBOS DE ACERO DE MEXICO, S.A.**
Edificio Parque Reforma
Campos Eliseos #400
Mexico, D.F., 11560 Mexico
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F √ Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18th, 2002

Tubos de Acero de México, S.A.

By: Gerardo Varela
Chief Financial Officer

By: Cecilia Bilesio
Corporate Affairs

**Tamsa**
Tenaris Group

# Press Release


Gerardo Varela / José Ramón Calderón
Tamsa
011-52-55-5282-9913
www.tamsa.com.mx

Cesar Villavicencio
Citigate Dewe Rogerson Inc.
(212) 688-6840 / (212) 419-8305


**MEXICO, D.F. (July 18, 2002) – Tubos de Acero de México, S.A. (AMEX: TAM) informs**

that, as of today, the financial statements as of and for the fiscal year ended December 31, 2001, and as of and for the quarter ended March 31, 2002, are available to investors through the Mexican Stock Exchange system. These financial statements include the adjustment in the value of the investment in associated companies mentioned in the press release published in July 1, 2002, in which Tamsa also announced that its independent accountants had removed the qualification in connection with the value of its investments in Amazonia.

Tamsa's financial statements as of and for the fiscal year ended December 31, 2001, have been included on Tamsa's report on Form 20-F, filed with the Securities and Exchange Commission on June 28, 2002. Tamsa's results for the quarter ended March 31, 2002, as revised to reflect the adjustment in the value of Tamsa's investment in associated companies, are set forth below.

All figures are in thousands of Mexican pesos, except per share/ADR data, with purchasing power as of March 31, 2002.

## First Quarter 2002 Results Highlights
(1Q02 vs. 1Q01)

- **Domestic oil related sales volume increased 28.5%**
- **Export sales volume totaled 138,705 metric tons during the quarter**
- **Operating profit as a percentage of sales was 21.3%**

## Results for the First Quarter of 2002

Operating profit reached Ps.311,217 during the first quarter of 2002 representing 21.3% of net sales. EBITDA in the first quarter of 2002 totaled Ps.409,980, which represented 28.0% of net sales.

During the first quarter of 2002 net sales were Ps.1,462,186, a decrease of 14.7% when compared to the same period of 2001. The decrease in net sales was mainly attributable to lower sales volume in the non-oil domestic market, which was affected by the continued slow pace of the North American economies during the period, as well as by lower sales at Tubos de Acero de Venezuela's (Tavsa) resulting from adverse economic and political conditions in that country, as well as management and labor problems at PDVSA's reflected in a reduction of 32.9% in Venezuela's rig count year over year. The decrease in net sales was also attributable to lower average selling prices in the domestic petroleum market due to a variation in the mix of products sold during this quarter and to the effect of a 5.3% increase in the value of the Mexican peso since March 31, 2001. These negative trends were partially offset by higher sales in the domestic petroleum pipe market. Net sales in dollar terms decreased by 4.9% in the first quarter of 2002 compared to the same period in 2001.

Sales volume during the first quarter of 2002 reached 179,205 metric tons, from 191,868 metric tons in the same period of 2001 representing a decrease of 6.6%. This decrease was mainly due to a 44.6% decrease in Tavsa's sales volume and a 40.6% decrease in the non-oil domestic market sales volume, this result was partially offset by a 28.5% recovery in the domestic petroleum pipe market.

Domestic sales volume to oil-related customers totaled 18,633 metric tons in the first quarter of 2002, compared to 14,504 metric tons in the same period of 2001. This increase in sales was due to more stable operations at Pemex since the second half of 2001 – mainly in the Northern region of the country – related to the Strategic Gas Program. This activity occurred despite the delays in budget allocations which resulted in a slowdown of operations. Sales volume to non-oil related domestic customers decreased by 40.6%, totaling 9,681 metric tons in the first quarter of 2002, from 16,290 metric tons during the same period of 2001. The decrease was mainly due to a contraction of industrial production in the Mexican economy coupled with a slow recovery of the U.S. economy, affecting the automotive, mechanical and industrial sectors.

Export sales volume in the first quarter of 2002 totaled 138,705 metric tons remaining practically at the same level when compared to 142,062 metric tons achieved in the same period of 2001. This decrease was due to the reduced drilling activity in Latin America – mainly in Venezuela and Argentina – demonstrated by the 13.8% decrease in the average rig count for the first quarter of 2002 when compared to the same period of 2001. Sales volume improved in the Middle East, the United Kingdom, Kazakhstan, Ecuador, Algeria, Nigeria and China.

Tavsa's sales volume totaled 7,903 metric tons in the first quarter of 2002, representing a 44.6% decrease compared to 14,260 metric tons in the same period of 2001. This decrease is the result of adverse economic and political conditions in Venezuela that affected the oil sector, as well as the reduction in oil production mandated by OPEC.

Riga's sales volume during the first quarter of 2002 totaled 2,007 metric tons of welded pipe fittings. Sales volume of steel bars decreased to 2,276 metric tons during the first quarter of 2002, compared to 4,752 metric tons in the same period of 2001 since we reduced significantly our shipments of steel bars to AlgomaTubes.

Cost of products sold, expressed as a percentage of net sales was 59.8% in the first quarter of 2002, compared to 58.1% in the same period of 2001. This increase in cost was due to higher depreciation expenses which include, as Tavsa's plant and equipment modernization completed in 2001 began to be depreciated during this quarter. When compared to the fourth quarter of 2001, cost of products sold as a percentage of sales decreased from 62.0% to 59.8% in line with the first nine months of 2001.

Selling, general and administrative expenses in the first quarter of 2002, as a percentage of net sales, was 18.9%, compared to 17.3% in the same period of 2001. Selling expenses represented 11.3% in the first quarter of 2002 compared to 10.0% in the same period of 2001, mainly due to higher sales to markets with different selling conditions, principally Nigeria were products are sold mostly delivery duty paid, as well as higher premium joint royalties and agent commissions in the Middle East. General and administrative expenses in the first quarter of 2002 remained stable at 7.5% of total sales, compared to 7.3% in the same period of 2001. In absolute terms, general and administrative expenses decreased 11.9% during the first quarter of 2002 compared to the same period of 2001.

Tamsa's comprehensive financing result during the first quarter of 2002 represented a cost of Ps.33,268, compared to a cost of Ps.17,972 in the same period of 2001. The main factor that contributed to this increase was the exchange related loss of Ps.42,404 resulting from the Venezuelan Bolivar devaluation as Tavsa's debt is denominated in US dollars, compared to an exchange related loss of Ps.1,230 during the same period of 2001. This increase was partially offset by lower net interest expenses in the first quarter of 2002 of Ps.10,915, compared to Ps.19,259 in the same period of 2001 and a monetary gain Ps.20,051 in the first quarter of 2002, compared to a monetary gain of Ps.2,517 in the same period of 2001.

During the first quarter of 2002, other income totaled Ps.3,958, compared to other expenses of Ps.1,109 in the same period of 2001. This increase stems from operations where Tamsa sells as a trader products from the other TenarisGroup companies.

Income tax, asset tax and profit sharing provisions totaled Ps.143,895 in the first quarter of 2002, compared to Ps.146,605 in the same period of 2001. This result reflects: (i) higher income tax that totaled Ps.193,413 compared to Ps.145,592 in the same period of 2001, (ii) higher profit sharing provisions of Ps.37,314 compared to Ps.33,102 in the same period of 2001; and (iii) lower tax benefits arising from tax loss carry forwards during the first quarter of 2002, that totaled Ps.384, compared to Ps.4,986 in the same period of 2001. A net deferred tax credit of Ps.86,953 was registered in the first quarter of 2002, compared to a credit of Ps.27,103 in the same period of 2001 that resulted from the application of Statement D-4 effective January 1, 2001.

During the first quarter of 2002, losses from associated companies equaled Ps.53,089, compared to a loss of Ps.15,428 during the same period of 2001. These losses were derived mainly from Tamsa's equity participation in Consorcio Siderurgia Amazonia's (Amazonia) through its subsidiary Tamsider LLC (Tamsider).

Tavsa's net loss for the first quarter of 2002 was Ps.30,758, compared to a net income of Ps.29,746 for the same period of 2001.

Net income during the first quarter of 2002 totaled Ps.84,923, compared to Ps.228,351 in the same period of 2001. This important decrease of 62.8% stems mainly from losses of associated companies and lower operating profit. Net income corresponding to majority shareholders during the first quarter of 2002 totaled Ps.94,150 compared to Ps.219,427 in the same period of 2001.

Tamsa's financial debt was Ps.1,503,462 (US$166.5 million) as of March 31, 2002, compared to Ps.1,356,634 (US$135.9 million) as of March 31, 2001. Notwithstanding the increase in debt, financial debt net of cash as of March 31, 2002 decreased significantly to Ps.672,380 (US$74.5 million) in the first quarter of 2002, compared to Ps.1,062,006 (US$106.4 million) in the same period of 2001. The deferred tax liability as of March 31, 2002 equaled Ps.1,917,432.

Tamsa's interest coverage ratio was 37.6 to 1 at March 31, 2002, compared to 22.6 to 1 at March 31, 2001.

EBITDA in the first quarter of 2002 totaled Ps.409,980, compared to Ps.522,928 in the same period of 2001, representing a decrease of 21.6%, as a result of lower operating profit. As a percentage of total sales in the first quarter of 2002, EBITDA represented 28.0% of net sales, compared to the 30.5% achieved in the same period of 2001.

Net earnings per share during the first quarter of 2002 were Ps.0.25, compared to Ps.0.67 in the same period of 2001. Net earnings per ADR (one ADR = five shares) during the first quarter of 2002 were Ps.1.25.

During the first quarter of 2002, the Company produced 206,827 metric tons of steel, an increase of 1.9% compared to the 202,997 metric tons of steel produced in the same period of 2001. Tamsa produced 171,367 metric tons of finished pipes in the first quarter of 2002 compared to 185,923 metric tons of finished pipes manufactured in the same period of 2001, representing a decrease of 7.8%.

**Other transactions**

Tamsa entered into agreements with Citibank and JPMorgan Chase in March 2002 and April 2002 in order to reduce its exposure to above-market prices under its natural gas supply agreement with Pemex. Under its agreement with Pemex, Tamsa is required to purchase 296,600 million BTUs (British Thermal Units) per month of natural gas from January 1, 2001 until December 31, 2003 at a fixed price of US$4.00 per million BTUs. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market prices instead of at the US$4.00 per million BTU rate charged by Pemex, resulting in a more favorable price to Tamsa for natural gas so long as the market price remains below US$4.00. Under the agreements, Tamsa must continue to make its purchases of natural gas at market prices even if the market price rises above US$4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the US$4.00 per million BTU rate if the market price of natural gas falls to U.S.$2.00 per million BTUs or lower (during the period from May 1,

2002 to February 28, 2003) or to U.S.$2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004 to December 31, 2005 at a price of US$2.7 per million BTU.

*Some of the statements contained in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.*

Tubos de Acero de Mexico, S.A. and Subsidiaries

Sales Volume
(Metric tons)

| | Three months ended March 31, | | |
|---|---|---|---|
| | 2002 | 2001 | % Change |
| Petroleum pipes | 18,633 | 14,504 | 28.5% |
| Non-oil related domestic customers | 9,681 | 16,290 | -40.6% |
| Exports | 138,705 | 142,062 | -2.4% |
| Tavsa | 7,903 | 14,260 | -44.6% |
| Riga | 2,007 | – | – |
| Steel and others | 2,276 | 4,752 | -52.1% |
| Total sales volume | 179,205 | 191,868 | -6.6% |

**Tubos de Acero de Mexico, S.A. and Subsidiaries**
**Consolidated Statements of Earnings**
**Three months ended March 31, 2002 and 2001**
**Presented in thousands of Mexican pesos, except per share data, with purchasing power as of March 31, 2002**

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Net sales | Ps. | 1,462,186 | Ps. | 1,713,266 |
| Cost of products sold | | (874,943) | | (995,524) |
| Selling, general and administrative expenses | | (276,026) | | (297,184) |
| Operating profit | | 311,217 | | 420,558 |
| Comprehensive financing result | | (33,268) | | (17,972) |
| Other (expenses) income – net | | 3,958 | | (1,109) |
| Income before taxes, employees' statutory profit sharing and equity in associated companies | | 281,907 | | 401,477 |
| Income tax, asset tax and employees' statutory profit sharing | | (143,895) | | (146,605) |
| Income before equity in associated companies | | 138,012 | | 254,872 |
| Equity in loss of associated companies | | (53,089) | | (15,428) |
| Income before the following item | | 84,923 | | 239,444 |
| Net effect at the beginning of the year from change in accounting principle | | – | | (11,093) |
| **Net income of the period** | **Ps.** | **84,923** | **Ps.** | **228,351** |
| Net income corresponding to majority shareholders | Ps. | 94,150 | Ps. | 219,427 |
| Minority interest in (loss) income of consolidated subsidiary | | (9,227) | | 8,924 |
| **Net income of the period** | **Ps.** | **84,923** | **Ps.** | **228,351** |
| | | | | |
| **Income per share before the following item** | **Ps.** | **0.25** | **Ps.** | **0.70** |
| **Net effect at the beginning of the year from change in accounting principle** | | **–** | | **(0.03)** |
| **Income per share** | **Ps.** | **0.25** | **Ps.** | **0.67** |

Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Financial Position
March 31, 2002 and 2001
Presented in thousands of Mexican pesos with purchasing power as of March 31, 2002

| | | 2002 | | 2001 |
|---|---|---|---|---|
| ASSETS | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | Ps. | 831,082 | Ps. | 294,628 |
| Accounts and notes receivable | | 1,796,487 | | 2,174,203 |
| Inventories | | 1,266,563 | | 1,392,403 |
| Prepaid expenses and recoverable taxes | | 86,586 | | 72,150 |
| Total current assets | | 3,980,718 | | 3,933,384 |
| Non-current assets: | | | | |
| Investments in associated companies | | 514,891 | | 933,857 |
| Property, plant and equipment – net | | 7,385,583 | | 7,552,796 |
| Other assets | | 72,594 | | – |
| Total non-current assets | | 7,973,068 | | 8,486,653 |
| TOTAL ASSETS | Ps. | 11,953,786 | Ps. | 12,420,037 |
| LIABILITIES & SHAREHOLDERS' EQUITY | | | | |
| Current liabilities: | | | | |
| Notes payable to financial institutions, including current portion of long term debt | Ps. | 284,439 | Ps. | 358,375 |
| Trade accounts and notes payable | | 631,903 | | 762,177 |
| Other accounts payable and accrued expenses | | 463,171 | | 224,234 |
| Total current liabilities | | 1,379,513 | | 1,344,786 |
| Non-current liabilities: | | | | |
| Long-term debt | | 1,219,023 | | 998,259 |
| Other liabilities | | 177,987 | | 154,560 |
| Deferred income tax | | 1,917,432 | | 2,211,235 |
| Total non-current liabilities | | 3,314,442 | | 3,364,054 |
| TOTAL LIABILITIES | | 4,693,955 | | 4,708,840 |
| Shareholders' equity: | | | | |
| Capital stock | | 10,256,705 | | 10,256,705 |
| Additional paid-in capital | | 6,707,367 | | 6,707,367 |
| Retained earnings | | 15,490,842 | | 15,364,045 |
| Cumulative deferred income | | (2,291,973) | | (2,291,973) |
| Cumulative translation adjustment | | (815,898) | | (724,277) |
| loss from holding non-monetary assets | | (22,101,335) | | (21,639,233) |
| Equity of majority shareholders | | 7,245,708 | | 7,672,634 |
| Minority interest in consolidated subsidiary | | 14,123 | | 38,563 |
| Total shareholders' equity | | 7,259,831 | | 7,711,197 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | Ps. | 11,953,786 | Ps. | 12,420,037 |

**Tubos de Acero de Mexico, S.A. and Subsidiaries**
**Consolidated Statements of Changes In Financial Position**
**Three months ended March 31, 2002 and 2001**
**Presented in thousands of Mexican pesos with purchasing power as of March 31, 2002**

| | 2002 | 2001 |
|---|---|---|
| **Resources provided by operations** | | |
| Net income | Ps.84,923 | Ps.228,351 |
| Adjustments to reconcile net income to resources provided by operating activities: | | |
| Depreciation and other | 103,600 | 105,899 |
| Deferred income tax | (86,953) | (27,102) |
| Equity in loss of associated companies | 53,089 | 15,428 |
| Exchange (gain) loss which did not generate/ required resources | (11,022) | 4,522 |
| Increase in accounts receivable, notes receivable, prepaid expenses and recoverable taxes | (154,992) | (1,360) |
| Decrease in inventories | 180,178 | 8,548 |
| Increase (decrease) in trade accounts and other accounts payable and accrued expenses | 132,149 | (257,828) |
| Total adjustments | 216,049 | (151,893) |
| Resources provided by operations before the following items | 300,972 | 76,458 |
| Resources used in investing activities: | | |
| Increase in interest in subsidiaries and associated companies | – | 6,417 |
| Purchases of property, plant and equipment – Net | (34,426) | (116,225) |
| Resources used in investing activities | (34,426) | (109,808) |
| Resources provided by financing activities: | | |
| Increase in short-term notes payable to banks | – | 9,983 |
| Resources provided by financing activities | – | 9,983 |
| Net increase (decrease) in cash | 266,546 | (23,367) |
| Cash at beginning of period | 564,536 | 317,995 |
| **Cash at end of period** | **Ps.831,082** | **Ps.294,628** |